# Eight Bridges Brewing, Inc.



# ANNUAL REPORT

332 Earhart Way
Livermore, Ca 94551
(510) 453-9847
www.eightbridgesbrewing.com

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form CAR) is being furnished by Eight Bridges Brewing, Inc., a California Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

This Annual Report is dated April 7, 2020

## BUSINESS

Eight Bridges Brewing is a small batch production and packaging craft brewery that manufactures and packages craft beer, selling it to local craft beer drinkers through the Eight Bridges Brewing tap room and other licensed retail outlets such as restaurants, brewpubs, tap rooms and other beverage retailers. Our customers seek out a great craft beer experience through exceptionally designed, brewed and packaged beers that are memorable, multidimensional and focused on consistent quality, drinkability and freshness in all forms of packaging.

## Previous Offerings

Between December 3, 2019 and March 24, 2020, we sold 34,509 [shares of common stock] in exchange for $2.55 per share under Regulation Crowdfunding. The company has not made an issuance of securities within the last three years.

# REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

**Operating Results – 2019 Compared to 2018**

|  | 2018 | 2019 |
|---|---|---|
| Assets | $122,758 | $71,907 |
| Cash & Cash Equivalents | $27,142 | $5,479 |
| Accounts Receivables | $12,114 | $5,862 |
| Short Term Debt | $110,596 | $133,209 |
| Long Term Debt | $234,168 | $256,667 |
| Sales | $369,422 | $329,694 |
| Costs of Goods Sold | $227,276 | $201,051 |
| Taxes Paid | 0.00 | 0.00 |
| Net Income | ($77,117) | ($95,962) |

**Sales**

During 2018 the markets for craft beer became very competitive as the number of new breweries grew faster than the craft beer market. Most breweries were experiencing significant pressure on sales growth, leading some to close. Many breweries elected to introduce canned beer as a way to increase sales. Most were using contracted mobile canning vendors as a fast solution. After a very thorough search of contract mobile canning sources, a quality contract canning vendor could not be found. It became apparent that the Company would need to buy its own canning system if it was going to compete. The Company anticipates introducing an initial offering of 4 different beers late April, 2020 as a core element of an action plan to drive sales growth during 2020.

The Company decided that equity capital would be needed to purchase canning equipment and implement an effective canning program as a strong first step toward retuning to sales growth in 2020. During early 2019 the Company completed a revision of its business plan, decided to employ crowdfunding as the best way to raise capital, and designed and initiated a campaign to raise $107,000. The campaign was approved by the SEC and implemented on December 3, 2019.

**Net Income**
The Company expects to return to profitability in 2020 through the introduction of a can product line in April 2020 and the addition of key sales representatives late second quarter.

**Cost of Goods Sold**
Cost of goods has declined as a percent of sales for the full year of 2019 as compared to the same periods of 2018 as a result of mix changes in beers produced and a reduction in brewery personnel.  Cost of sales remains high as a percent of sales for both years because the brewery is not absorbing labor costs and fixed facility costs.

**Liquidity and Capital Resources**
At December 31, 2019, the Company had cash of $5,479.  [*The Company intends to raise additional funds through an equity financing*.]

**Debt**
The Company experienced declining sales during 2019 as compared to 2018 as a result of not having a canned beer product line. During this period, two of the founders elected to sustain the company using long-term debt and short-term debt as reflected in the increase in both short and long-term debt in 2019 as compared to 2018

Short term debt increased to $133,209 in 2019 as compared to $110,596 ending 2018. The increase resulted from an increase in accounts payable associated with fleet operations and raw stock purchases.

In August of 2015 the Company purchased cellaring tanks for a total value of $25,000 of which the total amount was financed over 5 years at an interest rate of 6.75%. As of December 31, 2018, and 2019 the outstanding balance were $12,601.98 and $ 6.950 respectively.

In March of 2016 the Company purchased cellaring tanks for a total value of $25,000 of which the total amount was financed over 5 years at an interest rate of 6.25%. As of December, 31 2018, and 2019 the outstanding balance were $8,953.27, and $3,520 respectively.

Long term debt increased from $234,168 in 2018 to $256,667 in 2019 driven primarily by unabsorbed labor and facility costs resulting from the decline in sales previously discussed. During the period from original incorporation in 2013 through Dec 31, 2017 two of the founders, George and Deborah Beardsley provided capital in the form of debt in the amount of $163,088.43 to fund startup costs and early operational expenses.   There are 12 individual loans that were made during the period ranging in value from $2,388.43 to $50,000.  Each loan has a term of 2 years at an interest rate of 0%. One loan in the amount of $5,000 was repaid in December 2016. The remaining 11 notes have reached maturity.  If the due date is reached prior to note payment, then the note holder has the right to demand payment at any time. As of December, 31 2018, and 2019 the outstanding balance of principle and interest were $163,088.43, and $163,088.43 respectively. The notes are to be paid off from operating earnings as funds for that purpose are made available.

Beginning in August of 2017, the company elected to fund additional working capital through loans from George Beardsley and Deborah Beardsley. There are currently 15 individual loans for a total amount of $93,579. Each note has a term of 2 years at an interest rate of 0%. As of the end of calendar 2019, 5 of these notes have reached maturity. If the due date is reached prior to note payment, then the note holder has the right to demand payment at any time. The note is to be paid off from operating earnings as funds for that purpose are made available. The outstanding balance on the notes as of December 31, 2018, and 2019 were $74,303.05 and $93,579 respectively.

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

**Management Team**

| | |
|---|---|
| George Beardsley | Co-Founder and CEO |
| Deborah Beardsley | Co-Founder and CFO |
| Justin Beardsley | Co-Founder and Brewery Operations |

**Directors**

| | |
|---|---|
| George Beardsley | |
| Justin Beardsley | |
| Deborah Beardsley | Interim |

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

| Investor Full Name | Address | Number Shares | % Class |
|---|---|---|---|
| Common Stock: Voting | | | |
| George Beardsley | 3010 Calle De La Mesa, Pleasanton Ca | 418,259 | 35.5% |
| Deborah Beardsley | 3010 Calle De La Mesa, Pleasanton Ca | 418,259 | 35.5% |
| Justin Beardsley | 3412 Gagosian Ct, Modesto, Ca 95356 | 200,000 | 17.0% |
| Caitlyn Beardsley | 4361 Idaho St, Apt7, San Diego, Ca 92104 | 40,000 | 3.4% |
| Keith Matoi | 125 East Baker Street, Suite 250, Costa Mesa, CA 92626 | 55,000 | 4.7% |
| Bob Schlueter | 4942 E Valencia Dr., Orange Ca. 92869 | 32,000 | 2.7% |
| Victor Becerra | 4291 Havenridge Dr, Corona, CA 92883 | 5,000 | 0.4% |
| Jon Zimmerman | 5839 East Ridgemont Court, Orange, Ca 92869 | 7,500 | 0.6% |
| Nathan Nutting | | 2,500 | 0.2% |

## RELATED PARTY TRANSACTIONS

Founders George and Deborah Beardsley have loaned money to the corporation via a 0% debt security. Refer to note 3 for details. They also provide a delivery van used by the company and are paid the standard deductible rate per mile.

## OUR SECURITIES

The aggregate number of shares the Corporation shall have authority to issue shall be 10,000,000 shares of Common Stock, par value $0.0001 per share ("**Common Stock**"), which shall be comprised of: (a) 9,910,000 shares of Voting Common Stock ("**Voting Common Stock**"), and (b) 90,000 shares of Non-Voting Common Stock ("**Non-Voting Common Stock**"). The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Non-Voting Common Stock are identical with those of the Voting Common Stock other than in respect of voting rights .Under the Articles of Incorporation, the Voting Common Stock and Non-Voting Common Stock shall together constitute a single class of shares of the capital stock of the Corporation.

As of December 31, 2019, 1,178,518 shares of common stock (voting) are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

### What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

### Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

## Restrictions on Transfer

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company,
(2) to an accredited investor,
(3) as part of an offering registered with the SEC; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## RISKS

### Extension of mandate

The COVID-19 impact duration and magnitude has been substantial due to the mandated closing of our taproom and our wholesale customer businesses. The Company is working with its suppliers and banks to manage short term cost. However, if the mandated closure extends beyond April 2020, the ability of the Company to continue operations is likely to become a significant challenge.

### Very slow return to normal

The Company believes the ability to achieve its 2020 operating plan has been substantially reduced by the COVIS-19 situation. It is likely that a rapid return to the pre-COVIS-19 economic growth will be delayed beyond calendar 2020 causing a substantial delay in the execution of 2020 Business Plan planned actions.

### The amount of capital the Company is attempting to raise in the current Crowdfunding Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the current Crowdfunding campaign. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise enough capital in the future, our continued operations could be in jeopardy which could cause a Purchaser to lose all or a portion of his or her investment.

### We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

## SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

**Eight Bridges Brewing, Inc.**

By /s/ George Beardsley



Name: George Beardsley

Title: President

---

Exhibit A

## FINANCIAL STATEMENTS

**Eight Bridges Brewing™, Inc**
**FINANCIAL STATEMENTS**
**(UNAUDITED)**


**AS OF AND FOR THE YEARS ENDED**
**December 31, 2018, and 2019**


Index to Financial Statements
(unaudited)

# EIGHT BRIDGES BREWING, INC.
## BALANCE SHEETS
## FOR THE YEARS ENDED DECEMBER 31 2018 and 2019
### (unaudited)

|  | Dec 31, 18 | Dec 31, 19 |
|---|---|---|
| **ASSETS** |  |  |
| **Current Assets** |  |  |
| Checking/Savings | $ 27,142 | $ 5,479 |
| Accounts Receivable | 12,114 | 5,862 |
| Inventory - Brewery | 11,962 | 10,174 |
| Inventory - Tasting Room | 1,030 | 548 |
| Undeposited Funds | 4 | - |
| Total Current Assets | $ 52,251 | $ 22,063 |
| **Total Fixed Assets** | $ 61,577 | $ 48,348 |
| **Keg Deposit** | 8,929 | 1,496 |
| TOTAL ASSETS | $ 122,758 | $ 71,907 |
| **LIABILITIES & EQUITY** |  |  |
| **Current Liabilities** |  |  |
| Accounts Payable | $ 40,952 | $ 49,928 |
| Working Capital line of Credit | 39,343 | 66,954 |
| Other Current Liabilities | 8,746 | 5,857 |
| **Commercial Loans** |  |  |
| Fremont Bank Loan | 8,953 | 3,520 |
| Loan Fremont Bank March 2016 | 12,602 | 6,950 |
| Total Commercial Loans | $ 21,555 | $ 10,470 |
| Total Current Liabilities | $ 110,596 | $ 133,209 |
| **Long Term Liabilities** |  |  |
| Founders Loan | $ 163,088 | $ 163,088 |
| Other Long Term Loans | 71,079 | 93,579 |
| Total Long Term Loans | $ 234,168 | $ 256,667 |
| Total Liabilities | $ 344,764 | $ 389,876 |
| **Equity** |  |  |
| Additional Paid in Capital | $ 7,000 | $ 7,000 |
| Common Stock - Voting | 212,518 | 212,518 |
| Total Paid In Capital | $ 219,518 | $ 219,518 |
| Retained Earnings | (364,407) | (441,524) |
| Net Income | (77,117) | (95,962) |
| Total Equity | $ (222,006) | $ (317,969) |
| TOTAL LIABILITIES & EQUITY | $ 122,758 | $ 71,907 |

EIGHT BRIDGES BREWING, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED  DECEMBER 31 2018 and 2019
(unaudited)

|  | | Jan - Dec 18 | | Jan - Dec 19 |
|---|---|---|---|---|
| **Ordinary Income/Expense** | | | | |
| **Total Income** | $ | 369,422 | $ | 329,694 |
| **Total COGS** | | 227,276 | | 201,051 |
| **Gross Profit** | $ | 142,146 | $ | 128,643 |
| **Expense** | | | | |
| **Marketing** | $ | 15,002 | $ | 16,869 |
| **Selling Expense** | | 41,040 | | 38,943 |
| **General and Administrative** | | 43,640 | | 36,608 |
| **Offsite Meetings** | | 16 | | - |
| **Bank Service Charges** | | 72 | | 1,044 |
| **Payroll** | | 15,811 | | 15,083 |
| **Utilities** | | 17,698 | | 19,463 |
| **Rent** | | 69,127 | | 72,736 |
| **Office Equipment** | | 156 | | 55 |
| **Total Expense** | $ | 202,562 | $ | 200,799 |
| **Net Ordinary Income** | $ | (60,417) | $ | (72,156) |
| **Total Other Income** | $ | 8,424 | $ | - |
| **Total Other Expense** | | 25,125 | | 23,807 |
| **Net Other Income** | $ | (16,701) | $ | (23,807) |
| **Net Income** | $ | **(77,117)** | $ | **(95,962)** |

EIGHT BRIDGES BREWING, INC.
STATEMENTS OF STOCKHOLDERS EQUITY
FOR THE YEARS ENDED DECEMBER 31 2018 and 2019
(unaudited)

| | Common stock | | Aditional | Accumulated | Total Stockholder's |
| | Shares | Amount | Paid-in Capital | Earnings | Equity |
|---|---|---|---|---|---|
| Balance at December 31, 2018 | 1,178,518 | $ 212,518 | $ 7,000 | $ (364,407) | $ (144,889) |
| Contribution | - | - | - | - | - |
| Distribution | - | - | - | - | - |
| Net income (loss) | - | - | - | (77,117) | (77,117) |
| **Balance at December 31, 2018** | **1,178,518** | $ 212,518 | $ 7,000 | $ (441,524) | $ (222,007) |
| Contribution | | | | | |
| Distribution | | | | | |
| Net income (loss) | | | | (95,962) | (95,962) |
| **Balance at December 31, 2019** | **$ 1,178,518** | **$ 212,518** | **$ 7,000** | **$ (537,486)** | **$ (317,969)** |

# EIGHT BRIDGES BREWING, INC.
## STATEMENTS OF CASH FLOWS
## FOR THE YEARS ENDED  DECEMBER 31 2018 and 2019
### (unaudited)

|  | Jan - Dec 18 | Jan - Dec 19 |
|---|---|---|
| **OPERATING ACTIVITIES** | | |
| Net Income | $ (77,117) | -95,962.35 |
| Adjustments to reconcile Net Income | | |
| to net cash provided by operations: | | |
| Accounts Receivable | $ 2,167 | 6,251.87 |
| nventory - Brewery:Finished goods | (1,797) | 857.75 |
| Inventory - Brewery:Raw stock | 906 | 929.92 |
| Inventory - Tasting Room | (342) | 481.71 |
| Accounts Payable | 7,869 | 8,975.85 |
| Chase Visa | 28,406 | 27,611.42 |
| Customer Deposits/Undeposited funds/Other | 600 | -250 |
| Sales Tax Payables | 111 | -2936.63 |
| CRV | 194 | -165.46 |
| State Beer Tax Payable | (116) | 0.67 |
| Federal Beer Tax Payable | (495) | -34.91 |
| Gift Certificate Liability | 752 | 496.68 |
| Payroll Liability | (1,939) | 0.41 |
| Commercial Loans:Fremont Bank Loan | (5,475) | -5433.1 |
| Commercial Loans:Loan Fremont Bank March 2016 | (4,466) | -5652.2 |
| **Net cash provided by Operating Activities** | $ (50,742) | $ (64,828) |
| **INVESTING ACTIVITIES** | | |
| Accumulated Depreciation | $ 13,983 | 12,995.00 |
| Accumulated Amortization | 234 | 234.00 |
| Keg Deposit | 1,080 | 7,436.08 |
| **Net cash provided by Investing Activities** | $ 15,297 | $ 20,665 |
| **FINANCING ACTIVITIES** | | |
| Founders Loan | | |
| Long Term Loans | 54,800 | 22500 |
| Retained Earnings | 0 | |
| **Net cash provided by Financing Activities** | $ 54,800 | $ 22,500 |
| **Net cash increase for period** | $ 19,355 | $ (21,663) |
| **Cash at beginning of period** | 7,787 | 27,142 |
| **Cash at end of period** | $ 27,142 | $ 5,479 |

## NOTE 1 – NATURE OF OPERATIONS

Eight Bridges Brewing™, Inc. was formed on February 6, 2013 ("Inception") in the State of CA. The financial statements of Eight Bridges Brewing™, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Livermore, CA.

Eight Bridges Brewing™, Inc is a small batch production and packaging craft brewery that manufactures and packages craft beer, selling it to local craft beer drinkers through the Eight Bridges Brewing tap room and other licensed retail outlets such as restaurants, brewpubs, tap rooms and other beverage retailers. Our customers seek out a great craft beer experience through exceptionally designed, brewed and packaged beers that are memorable, multidimensional and focused on consistent quality, drinkability and freshness in all forms of packaging.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Use of Estimates*
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

1. Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
2. Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
3. Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31 2018, and 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

*Cash and Cash Equivalents*
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

*Accounts Receivable*
Accounts receivables are reported net of allowances for expected losses. It represents the amount management expects to collect from outstanding balance. The differences between the amount due and the amount management expects to collect are charged to operations in the year in which those differences are determined, with an offsetting entry to a valuation allowance. As of December 31 2018, and 2019, no allowance was recorded as all receivables are expected to be collected.

*Inventory*
Inventories consist primarily of raw stock and finished good. Raw material is purchased for each batch and within days is converted to a liquid called wert. Wert remains work-in-progress through fermentation and lagering at which time it is transferred to kegs of beer and stored as finished goods until it is sold to the tap room or outside customers. The raw material for each batch remains as raw stock until packaging in kegs occurs. At that time raw stock is relieved. Inventories are recorded at the lower of cost or market, using the first-in, first-out methods (FIFO).

*Property and Equipment*
Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated using the MACRS (Modified Accelerated Cost Recover System). Under the MACRS system, the life for most equipment is 7 years and tenant improvements is 15 years.

Significant renewals and betterments are capitalized while maintenance and repairs are charged to expense as incurred

As of December 31 2018, and 2019, property and equipment consisted of the following:

|  | 2017 | 2018 | 2019 |
|---|---|---|---|
| Information systems | $ 885 | $ 885 | $ 885 |
| Brewhouse | 112,874 | 112,874 | 112,874 |
| Bright tanks | 21,095 | 21,095 | 21,095 |
| Fermenters | 67,593 | 67,593 | 67,593 |
| Handling equipment | 4,632 | 4,632 | 4,632 |
| Plant and equipment - Other | 27,490 | 27,490 | 27,490 |
|  |  | $ | $ |
| Total | $ 236,587 | 236,588 | 236,588 |

*Revenue Recognition*

The Company will recognize revenues from the sale of the craft beer to wholesale customers when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

*Income Taxes*

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for Calendar years 2016, 2017, 2018, 2019. The Company currently is not under examination by any tax authority.

*Concentration of Credit Risk*

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**NOTE 3 – DEBT**

Commercial Loans

In August of 2015, the Company purchased cellaring tanks for a total value of $25,000 of which the total amount was financed over 5 years at an interest rate of 6.75%. As of December 31 2018, and 2019 the outstanding balance were $12,601.98 and $ 6.950 respectively.

In March of 2016 the Company purchased cellaring tanks for a total value of $25,000 of which the total amount was financed over 5 years at an interest rate of 6.25%. As of December 31 2018, and 2019 the outstanding balance were $8,953.27, and $3,520 respectively.

**Long-term Loans**

During the period from original incorporation in 2013 through Dec 31, 2017 two of the founders, George and Deborah Beardsley provided capital in the form of debt in the amount of $163,088.43 to fund startup costs and early operational expenses.   There are 12 individual loans that were made during the period ranging in value from $2,388.43 to $50,000.  Each loan has a term of 2 years at an interest rate of 0%. One loan in the amount of $5,000 was repaid in December 2016. The remaining 11 notes have reached maturity.  If the due date is reached prior to note payment, then the note holder has the right to demand payment at any time. As of December 31 2018, and 2019 the outstanding balance of principle and interest were  $163,088.43, and $163,088.43 respectively. The notes are to be paid off from operating earnings as funds for that purpose are made available.

Beginning in August of 2017, the company elected to fund additional working capital through loans from George Beardsley and Deborah Beardsley.  There are currently 15 individual loans for a total amount of $93,579.  Each note has a term of 2 years at an interest rate of 0%. As of the end of calendar 2019, 5 of these notes have reached maturity. If the due date is reached prior to note payment, then the note holder has the right to demand payment at any time. The note is to be paid off from operating earnings as funds for that purpose are made available.  The outstanding balance on the notes as of December 31 2018, and 2019 were $74,303.05 and $93,579 respectively.

## NOTE 4–COMMITMENT AND CONTINGENCIES

*Hops contract commitments*

The company has multi-year contracts for hops.  There are currently 2 contracts that have less than $3,000 remaining obligation.  Liability for unused hops is largely mitigated by the availability of a spot market for hops where brewery's regularly sell hop inventory typically at or above market pricing.

*Building Lease agreement*

The company leases a 5,000Sqft building that houses the brewery and a tap room.  It was renewed in August of 2019 for a second five-year period. The lease monthly payment is in the amount of $6,214.33.

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

## NOTE 7 – STOCKHOLDERS' EQUITY

*Common Stock*
We have authorized the issuance of 10,000,000 shares of our common stock at $0.0001 stated par value. As of December 31 2018, and 2019 the total number of shares issued remained the same balance of 1,178,518, and 1,178,518 respectively.

## NOTE 8 – RELATED PARTY TRANSACTIONS

Founders George and Deborah Beardsley have loaned money to the corporation via a 0% debt security. Refer to note 3 for details. They also provide a delivery van used by the company and are paid the standard deductible rate per mile.

## NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31 2018 through February 2020, the issuance date of these financial statements.

Eight Bridges Brewing, Inc. purchased machinery to be used to fill and label cans of beer. The equipment was purchased in February 2020 using an equipment finance agreement totaling $79,396.58. The agreement term is 60 months consisting of the following payment schedule:
- Initial first and last month payment at $1,708.19 per month
- Followed by 3 payments at $199 per month
- Followed by 55 payments at $1,708.19

## CERTIFICATION

I, _____, Principal Executive Officer of [COMPANY NAME], hereby certify that the financial statements of [COMPANY NAME] included in this Report are true and complete in all material respects.